POSTROCK ENERGY CORPORATION

210 Park Avenue

Oklahoma City, OK 73102

September 3, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-195899)

Ladies and Gentlemen:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of PostRock Energy Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on September 4, 2014, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling Tull R. Florey at 713.229.1379.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

POSTROCK ENERGY CORPORATION

By:	/s/ Stephen L. DeGiusti

Name:	Stephen L. DeGiusti
Title:	Executive Vice President, General Counsel and Secretary

cc:	Paul Monsour
Securities and Exchange Commission

Tull R. Florey
Baker Botts L.L.P.

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